Exhibit 7.2
UMBERTO P. FEDELI
PVF ACQUISITION, LLC
5005 Rockside Road 5th Floor
Independence, Ohio 44131
May 15, 2008
The Board of Directors
PVF Capital Corp.
30000 Aurora Road
Solon, OH 44139
Dear Members of the Board of Directors:
A former U.S. President once said, “There are risks and costs to a program of action, but they are far less than the long-range risks and costs of comfortable inaction.” As a long time shareholder of PVF Capital Corp. (“Park View”), I am writing to you again to beseech you to take action and make the necessary changes for the good of all shareholders.
I am frustrated and concerned with the inaction of the board and management of Park View. I have written to you repeatedly over the last 14 months asking to you to implement a plan to bring value to Park View and to its shareholders. In my dealings with Park View, I am reminded of the Tarantella, an Italian wedding dance where the parties dance around and around but don’t go anywhere. This dance must come to an end in order to save Park View.
I have repeatedly requested that Park View develop a business plan. I disclosed in advance of its termination that the merger with United Community would not close and I believe that you knew that as well. Be that as it may, it has now been over 45 days since the disclosure of the termination of the merger and I am dismayed that no business plan has been developed and disclosed. I will again share my thoughts with you on a plan for PVF. I believe that Park View is uniquely positioned to take advantage of what is otherwise a weak bank environment in Northeast Ohio. Park View’s loyal customer base, established branch network, dedicated employees and asset size, combined with the weakness facing competitive banks and thrifts, provides Park View with an opportunity to not only turn itself around, but to grow, increase market share and thereby benefit all shareholders. However, to do so, Park View must make immediate changes to its board and management team. Without new board and management strength, I believe that Park View will simply remain just another thrift that lacks clear direction, with no real business strategy, with few options and a continuing declining stock price.
As I have said repeatedly, it is crucial that Park View diversify beyond its traditional mortgage lending business. It is imperative that the bank integrate products and service to customers in a substantial and meaningful way. With the right management team and with the right plan, Park View can add significant value for its shareholders immediately. Park View needs to concentrate on the following areas for expansion:

•	Commercial lending;

•	Asset management/investments and a trust department;

•	Niche products that can be cross-marketed, such as title insurance, credit life insurance and other ancillary insurance products and services;

•	Affinity group marketing; and

•	Strategic acquisitions.
This time is a crucial one for the bank requiring strong leadership. With the turmoil in the local and nationwide banking markets, I believe that talented bank and thrift executives are currently available to assist Park View and execute a turnaround and growth strategy.
In addition to new leadership, and as I have previously indicated, Park View requires an infusion of capital to realize its potential. Park View’s most recent Form 10-Q for the quarter ended March 31, 2008 indicates that the bank has not expanded its product line and remains almost entirely dependent on its real estate lending with real estate mortgages totaling 95% of the bank’s total loans. With the substantial exposure to raw land and construction loans, including speculative housing developments, I believe that additional write-offs on the loan portfolio will be necessary in the future and such write-offs may be significant which would also necessitate additional capital. Further, long-term advances from the Federal Home Loan Bank increased in the quarter by $20 million to $30 million potentially indicating that Park View is in need of additional liquidity. Everything points to additional capital requirements, yet the Board continues not to listen.
As I initially stated in my May 2, 2007 letter to you and as reiterated here, I am ready and willing to invest substantially in Park View to fund growth. The investment would be on the following terms:
•	I would purchase 1.5 to 2.5 million newly-issued shares from Park View at a price to be mutually agreed. At current market prices, this equity infusion would amount to between $13.5 and $22.5 million for Park View and its balance sheet. I believe that this equity infusion, along with additional leadership, will allow Park View to make investments in new products and services and pursue strategic acquisitions that would significantly increase the value of the bank for all shareholders.

•	The purchased shares would have customary demand and piggyback registration rights.

•	I would have the right to appoint three new members to PVF’s board of directors.

•	PVF would name a new president and new heads of its revamped business units with the aim to develop a comprehensive strategic business plan to diversify the bank’s business and increase its efficiency and profitability. With many talented bank and thrift executives available, I can think of numerous outstanding candidates who could assume positions of leadership at the bank. Several of them are uniquely qualified to be president of Park View. They each have a tremendous amount of experience and track records of performance in their given fields.

•	We would review any employment, severance or change in control agreements to determine the effect, if any, of my proposal as it relates to those agreements. I would request that the increases in managements’ severance payouts executed in connection with the failed merger be rolled back to their prior severance arrangements so that the burden is not on Park View’s shareholders to pay these increased costs. Those increases serve only to benefit management and not the shareholders. As a shareholder, I cannot support these increases.
My investment would be conditioned upon obtaining necessary regulatory approvals, but not financing. I reserve the right to have other investors participate with me in this share purchase. If other investors are included, their participation would also be subject to any required regulatory approvals.
As you are certainly aware, I never received a response from Park View on my proposal for an additional investment and have continued to wait for change to happen. That change never came. Just more of the “Tarantella.”
One year later, I sent you a letter, dated May 5, 2008, in which I proposed acquiring a significant portion of Park View’s outstanding common stock at a cash price that would represent a premium to the recent trading price of the stock. This acquisition would be accomplished by means of a tender offer. I consider a tender offer as a last resort, and the result of the current Board’s inability to act to protect and enhance shareholder value. In order to advance forward with a plan, I asked for the opportunity to meet with the Board and senior management of PVF to present specific proposals and obtain your cooperation and consent to proceed with our tender offer, as well as obtaining the approvals necessary, both regulatory and shareholder, to accomplish our goals. You agreed to a meeting but not surprisingly given the long standing pattern of inaction delayed the meeting until the end of May – more than three weeks after I sent the letter. I do not share your belief that time is not of the essence.
I have always sought your cooperation with respect to my plans for Park View. However, seeking your cooperation has only resulted in inaction. Together, Richard Barone, Chairman of Ancora Group of Companies, and I own 9.4% of the Park View’s common stock. Assuming your inaction continues, we will take the steps necessary to conduct a proxy contest at Park View’s 2008 annual meeting to replace one-half of the existing board. In addition, once successful in the proxy contest, we will present the new board with proposed leadership changes. Further, in the absence of the necessary leadership changes and cooperation in our efforts to make an additional investment in Park View, we will do whatever else is necessary to realize value for shareholders, including proceeding as and when we see fit with a tender offer and with or without your consent.
Park View owes it to its shareholders to take the immediate steps to change the board and management and begin to execute a business plan that can enable the company to succeed and thrive.
I look forward to hearing from you.

Very truly yours,
/s/ Umberto P. Fedeli
Umberto P. Fedeli

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